As filed with the Securities and Exchange Commission on April 24, 2000
                                                   Registration No. 333-______
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                              SYMBOLLON CORPORATION
             (Exact name of registrant as specified in its charter)
                                   -----------

          Delaware                                            36-3463683
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                           Identification No.)
                                  ------------
                                 37 Loring Drive
                              Framingham, MA 01702
                                 (508) 620-7676
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  ------------

                                Paul C. Desjourdy
         President and Chief Operating Officer, Chief Financial Officer
                              Symbollon Corporation
                                 37 Loring Drive
                              Framingham, MA 01702
                                 (508) 620-7676
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  -------------
                                 With a copy to:
                               Norman Alpert, Esq.
                                  RubinBaum LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 698-7700
                                  -------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ] If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
---------------------------------------------------- ------------- ----------------- ------------------ --------------

Title of each class of securities to be registered    Amount to        Proposed      Proposed maximum     Amount of
                                                          be           maximum           aggregate      registration
                                                      registered    offering price    offering price         fee
                                                                    per share (1)
---------------------------------------------------- ------------- ----------------- ------------------ --------------
Class A Common Stock                                      836,685          $5.90625      $4,941,670.78      $1,304.60
---------------------------------------------------- ------------- ----------------- ------------------ --------------

Class A Common Stock underlying warrants                  897,675             $6.00      $5,386,050.00      $1,421.92
---------------------------------------------------- ------------- ----------------- ------------------ --------------

Total                                                   1,734,360                          $10,327,721      $2,726.52
---------------------------------------------------- ------------- ----------------- ------------------ --------------

(1) The price of $5.90625 per share, which was the average of the high and low sales price of the Class A Common Stock on the Nasdaq SmallCap Market on April 17, 2000, is set forth solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"). The price of $6.00 per share, which is the highest exercise price of the warrants, is set forth solely for the purpose of calculating the registration fee pursuant to Rule 457(g)(1) under the Securities Act.
Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers such indeterminable additional shares as may become issuable as a result of any future stock splits, stock dividends of similar transactions. The registrant hereby amends this registration on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
                   SUBJECT TO COMPLETION, DATED APRIL 24, 2000

                              SYMBOLLON CORPORATION

                    1,734,360 SHARES OF CLASS A COMMON STOCK

This prospectus relates to the proposed sale of up to 1,734,360 shares of our common stock by certain selling stockholders, of which 897,675 shares are underlying warrants. These selling stockholders acquired their shares and warrants in a 1999 private placement of our securities. We will not receive any of the proceeds from the sale of these shares.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol "SYMBA". On April 17, 2000, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $6.00 per share.

You should read this entire prospectus, the documents we incorporate by reference and any amendments or supplements to this prospectus carefully before you make your investment decision. See "Risk factors" beginning on page 5 for certain risks you should consider before you purchase any shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    The date of this prospectus is ________, 2000

                                TABLE OF CONTENTS

                                                                          Page

Where You Can Find More Information........................................-2-

Note Concerning Forward Looking Statements.................................-3-

Symbollon Corporation......................................................-3-

Risk Factors...............................................................-5-

Use of Proceeds...........................................................-16-

Selling Stockholders......................................................-16-

Plan of Distribution......................................................-18-

Legal Matters.............................................................-20-

Experts...................................................................-20-

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                       WHERE YOU CAN FIND MORE INFORMATION

            We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, commonly called the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

            The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

    o                   Our Annual Report on Form 10-KSB for the year ended
                        December 31, 1999.
    o Our Proxy Statement for the 2000 Annual Meeting of Stockholders to be held on May 24, 2000.
    o The description of our Class A Common Stock contained under the heading "Description of Securities" in our Registration Statement on From SB-2 (Registration Statement No. 33-68828) which is incorporated by reference in our Registration Statement on Form 8-A under the Securities Exchange Act of 1934, dated November 12, 1993, including any amendments or reports filed for the purpose of updating such description.

            You may request free copies of these filings by writing or telephoning us at our principal office, which is located at the following address:

                              Symbollon Corporation
                                 37 Loring Drive
                              Framingham, MA 01702
                       Attention: Chief Financial Officer
                                 (508) 620-7676

                   NOTE CONCERNING FORWARD LOOKING STATEMENTS

            All statements contained in this Prospectus and the documents we incorporate by reference that are not statements of historical fact are "forward-looking statements." Sometimes these statements contain words like "believes," "belief," "plans," "anticipates," "expects," "estimates, "may," "will" or similar terms. Forward-looking statements involve known or unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by the forward-looking statements. The "Risk Factors" section of this Prospectus, beginning on page 5, summarizes certain of the material risks and uncertainties that could cause our actual results, performance or achievements to differ materially from what we say in this Prospectus and in the documents we incorporate by reference. The Risk Factors apply to all of our forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We will not revise these forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

                              SYMBOLLON CORPORATION

         We are engaged in development and commercialization of proprietary iodine-based pharmaceutical agents and antimicrobials. We are a Delaware corporation formed in August 1993 and are the successor to a corporation initially formed in July 1986. Our principal executive office is located at 37 Loring Drive, Framingham, Massachusetts 01702 and our telephone number is
(508) 620-7676.

         We have developed proprietary iodine technology that we believe maximizes the "therapeutic index" of iodine. The "therapeutic index" of a drug is the ratio of the largest safe dose to the smallest effective dose. Iodine has been shown to be a rapid acting, broad-spectrum antimicrobial and an effective therapeutic for certain pharmaceutical applications. Our technology accomplishes this by controlling the ratio of molecular iodine (I2), to the other inactive species of iodine typically present in solution. We believe that our iodine-based technology has potential use in several product application areas, notably women's healthcare and infection control. Our current product development work is focused on proposed product applications for a treatment for fibrocystic breast disease and the treatment of various dermatological and ophthalmic diseases.

Bovine Teat Sanitizer Product

         Since 1995, we have marketed a bovine teat sanitizer, "IodoZyme(R)", through West Agro, Inc. of Kansas City, MO, a subsidiary of the Tetra Laval Group and a leading manufacturer and distributor of iodophor-based products for dairy use. 1999 sales for IodoZyme were $425,209.

Women's Healthcare

         We have developed an oral dosage form of our technology which generates molecular iodine in situ in the stomach of the patient. We refer to this tablet as IoGen(TM). Based on the available scientific literature, we believe that IoGen may be effective in the prevention and treatment of certain female health problems, including some types of pre-menopausal breast cancer, fibrocystic breast disease and endometriosis.

         Fibrocystic breast disease is a benign breast condition affecting approximately thirty percent of the women of childbearing age, which represents in the United States about 24 million women. However, estimates indicate that only 3.3 million of those women have been formally diagnosed with the disease.

         During 1998, we began a multi-center Phase II clinical trial evaluating IoGen in patients with moderate to severe fibrocystic breast disease to evaluate the clinical effects and safety of IoGen at three dose levels compared with placebo in a group of approximately 100 patients. We anticipate that the data from this trial will be available in the third quarter of 2000.

         During 1999, we also conducted a Phase I clinical trial of IoGen to determine dose proportionality and bioavailability of the drug. The results from this Phase I study should be available in the second quarter of 2000. If the results from these clinical trials warrant, we plan to continue the clinical development of IoGen. We may need additional resources to do this. If the clinical development of IoGen does continue, we anticipate seeking a corporate relationship with a pharmaceutical company to commercialize IoGen.

Ophthalmology and Dermatology Applications

         We currently plan to pursue development of ophthalmic and dermatological products based on our technology. Resources allowing, our goal is to initiate human clinical trials in dermatology. Since 1997, our efforts at developing ophthalmic products have been made pursuant to a collaboration and sale/licence agreement with Bausch & Lomb Pharmaceuticals, Inc. However, this program has experienced delays and is subject to Bausch & Lomb's right to terminate. A collaboration with another company to develop dermatological products was terminated by that company in 1999.

Other Potential Applications

         We believe that our technology has potential applications in the development of a variety of human healthcare and other products such as topical anti-infectives, oral care and hygiene products, wound care applications, and as a preventive for urinary tract infection. Given our limited resources, although certain preliminary research, development and regulatory activities may be undertaken by us in some of these potential product areas, our ability to fund the development and commercialization of such applications will depend in large part on entering into product development and commercialization agreements with corporate partners.

                                  RISK FACTORS

         Investing in our common stock is highly speculative and risky. You should be able to bear a complete loss of your investment. Before making an investment decision, you should carefully consider the following risk factors. If any event or circumstance described in the following risk factors actually occurs, it could materially adversely affect our business, financial condition or results of operations. The risks and uncertainties described below are not the only ones which we face. There may be additional risks and uncertainties not presently known to us or that we currently believe are immaterial which could also have a negative impact on our business, financial condition, or results of operations.

Our future revenues are dependent on corporate licensing relationships

         We generate our revenues from corporate licensing arrangements. In 1999, a development partner terminated its relationship covering the use of our technology in dermatology. All of our 1998 and 1999 revenues came from our remaining relationships with West Agro, Inc. and Bausch & Lomb. They can terminate their collaboration with us at any time. Since the development program with Bausch & Lomb has not progressed as quickly as expected, they might choose to terminate their relationship with us. If that happens, and we are not able to enter into new licensing relationships, our revenues for 2000 and beyond will significantly decrease.

We have no data that IoGen will effectively treat fibrocystic breast disease

         The Phase II clinical trial that we initiated in 1998 is the first trial run on IoGen. We did not conduct any animal or human studies to evaluate the potential effectiveness of IoGen before launching the Phase II trial. Our decision to invest in the clinical development of IoGen was based on information we obtained from the scientific literature. That literature indicated that prior studies utilizing iodine to treat fibrocystic breast disease reported clinical improvement in over 60% of the patients. We expect to complete the IoGen Phase II trial in the summer of 2000. We do not know if the IoGen trials will be successful.

We lack the resources to conduct the necessary clinical trials required prior to commercial sales of our potential drugs

         Any drug candidates we develop will require significant additional research and development efforts, including extensive preclinical (animal and in vitro data) and clinical testing and regulatory approval, prior to commercial sale. In addition to IoGen, our other active drug development efforts are in dermatology and ophthalmology. We have not initiated our clinical trials in dermatology or ophthalmology. Under our arrangement with Bausch & Lomb, they are financially responsible for any clinical trials conducted in ophthalmology. We must pay for any future clinical trials in women's healthcare and dermatology. Our ability to conduct the necessary clinical trials depends on our generating the resources required to pay for this from future revenues, financings or licensing relationships. We may not be able to generate the necessary financial resources.

We may lose control over development and commercialization of drugs after we license them

         A key element of our strategy has been to fund most of our product development programs through collaborative agreements with major pharmaceutical companies. As part of these licensing relationships we may have to grant to the other party control over the development and commercialization process. If we enter into these relationships, we incur risks beyond those related to whether our technology can be formulated into an acceptable drug compound under regulatory requirements. These new risks include:

     o        the business priorities of our partner;
     o        the committed resources to the program;
     o        changes in management or ownership of our partner; and
     o        internal competition with other drug candidates of our partner.

         For example, our only existing collaborative agreement is with Bausch & Lomb. Under that collaboration, Bausch & Lomb is responsible for:

     o        conducting preclinical and clinical trials;
     o        obtaining required regulatory approvals of drug candidates;
     o        manufacturing any resulting products; and
     o        commercializing any resulting products.

         Bausch & Lomb is not obligated to develop or commercialize any drug candidates under the collaboration. Bausch & Lomb alone controls the amount and timing of resources dedicated by it to the program. Accordingly, Bausch & Lomb controls development progress. Moreover, Bausch & Lomb may view certain drug candidates developed utilizing Symbollon's technology as competitive with its own drugs or drug candidates. Accordingly, Bausch & Lomb may develop its existing or alternative technologies in preference to the drug candidates based on our technology. In addition, Bausch & Lomb may terminate the relationship at any time. If they did, our ability to further develop an ophthalmic product would be severely hampered without greater resources than we presently have.

         West Agro markets and distributes IodoZyme under an exclusive marketing and supply agreement which covers IodoZyme as well as other products which may be developed for use in dairy facilities. IodoZyme's future growth and profitability will depend, in large part, on the success of West Agro's personnel and others conducting marketing efforts on their behalf in fostering acceptance of IodoZyme as an alternative to other available products. West Agro also markets and distributes products which are directly competitive with IodoZyme.

We have had difficulty raising additional funds

         We will require substantial additional funds to run our company. We need funds for

     o        developing our potential products;
     o        operating the company;
     o        pursuing regulatory clearances; and
     o        protecting our intellectual property rights.

         We intend to seek additional funds through public or private financing or collaborative or other arrangements with corporate partners. We have not been able to enter into a new corporate relationship since 1997. We believe that before we can enter into any significant new relationships, we will have to generate clinical results on our potential drugs. Our limited financial resources may require us to finance the cost of generating these results. During 1999, we had difficulty raising funds by selling equity. We obtained stockholder approval to sell up to 1,250,000 shares, with a like number of warrants. We were only able to sell 836,685 shares and warrants.

         Our common stock remains thinly traded. There is very little market support for our common stock. So long as these conditions exist, future financings will continue to be difficult. Ultimately, this could impact the terms and conditions upon which we are able to sell securities and raise funds. If adequate funds were not available when needed, we would be forced to limit the scope of our development or perhaps cease operations.

We have a history of operating losses that may continue in the future

         We have incurred a cumulative operating loss of $6,444,769 through December 31, 1999. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop IodoZyme, IoGen and other potential product formulations, and from the associated administrative and patent costs. We expect to incur additional significant operating losses over the next several years and expect cumulative losses to increase substantially due to expanded development efforts, preclinical and clinical trials. In the next few years, our revenues may be limited to sales of IodoZyme, contract research payments and licensing milestone payments under the Bausch & Lomb agreement (unless terminated) and any amounts received under other research or development collaborations that we may establish. Ultimately, our long term profitability is dependent on our ability to

     o     complete the clinical  development  of our product  candidates,
     o     develop and obtain  patent  protection,
     o     obtain  regulatory  approvals  for  our  product candidates,
     o     manufacture  the  resulting  products  and

     o     commercialize  the resulting products.

         Based on the current status of our development efforts, we will not receive revenues or royalties from commercial sales for a significant number of years, if at all. Our failure to receive significant revenues or achieve profitable operations would impair our ability to sustain operations.

Patent and proprietary rights are difficult to obtain and enforce

         Obtaining and enforcing patent and proprietary rights that cover our product candidates and processes is essential to our future success. Because of the length of time and considerable expense associated with bringing new drug candidates through the development and regulatory approval process to the marketplace, the pharmaceutical industry has traditionally placed considerable importance on obtaining patent and trade secret protection for significant new technologies, products and processes. However, legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is uncertain and involves complex legal and factual questions.

         We might not receive any additional patents from the patent applications we have filed. Further, any rights we may have under issued patents might not provide us with significant protection against competitive products or otherwise be commercially viable. Any existing or future patents issued to, or licensed by, us may subsequently be challenged, infringed upon, invalidated or circumvented by others. In addition, patents may have been granted, or may be granted, to others covering products or processes that are necessary or useful to the development of our product candidates. Our development, manufacture and sale of product candidates could be severely restricted or prohibited if they are found to infringe upon the patents, or otherwise impermissibly utilize the intellectual property, of others. In such event, we may be required to obtain licenses from third parties. We may not be able to obtain such licenses on acceptable terms, or at all. There has been significant litigation in the industry regarding patents and other proprietary rights. If we become involved in litigation regarding our intellectual property rights or the intellectual property rights of others, we might incur substantial litigation costs and have to pay substantial damages.

         In addition to patent protection, we rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, by confidentiality agreements with our collaborative partners, employees and consultants. But these confidentiality agreements might be breached, and we might not have adequate remedies for any such breach. Moreover, our trade secrets, proprietary know-how and technological advances might otherwise become known or be independently discovered by others.

The outcome of clinical drug development cannot be predicted

         Our drug candidates will be subject to extensive preclinical and clinical trials to demonstrate their safety and efficacy in humans before we can obtain regulatory approvals for the commercial sale of any of our potential products. We are dependent on our collaborative partners to conduct clinical trials for the drug candidates covered by our collaborative agreements and may become dependent on other third parties to conduct future clinical trials of our internally developed drug candidates. Our only experience in conducting preclinical or clinical trials is with IoGen.

         We can not predict the successful outcome of our preclinical or clinical trials for our drug candidates. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a drug candidate under development could delay or prevent regulatory approval of the drug candidate and would have a material adverse effect on our business, operating results and financial condition. Our drug candidates will be subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the failure

     o to satisfy applicable regulatory standards for safety and effectiveness;
     o        to receive necessary regulatory clearances,
     o        to manufacture the product on a large scale,
     o        to develop into commercially viable products,
     o to obtain and enforce adequate proprietary protection for such product or
     o to avoid infringement of third party proprietary rights when marketing such products.

The drug industry is extremely competitive

         The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Most of these competitors employ greater financial and other resources, including larger research and development staffs and more effective marketing and manufacturing organizations, than we or our collaborative partners. Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. As a result of academic and government institutions becoming increasingly aware of the commercial value of their research findings, such institutions are more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products. Our competitors may succeed in developing technologies and products that are more effective or less costly than any which we develop or which make our technology and future products obsolete and noncompetitive.

         In  addition,  most  of our  competitors  have  greater  experience  in
conducting   clinical   trials  and  obtaining   United  States  Food  and  Drug
Administration (commonly called FDA) and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their products before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that would delay our ability to market certain products. We are aware of one company, Mimetix Inc., that has conducted human clinical trials in the United States and Canada utilizing an iodine-based compound for the treatment of fibrocystic breast disease. If Mimetix receives marketing approval for its drug compound before we do, it could adversely affect our ability to receive marketing approval, or if approved, our ability to sell our product. Products resulting from our technology may not be able to compete successfully with competitors' existing products or products under development.

Drug development and commercialization is subject to extensive government regulation

         The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of pharmaceutical products through lengthy and detailed preclinical, laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures to establish their safety and efficacy. All of our product candidates will require governmental approvals for commercialization, none of which we have obtained. Satisfaction of these requirements typically take a significant number of years and can vary substantially based upon the type, complexity and novelty of the product. Government regulation also affects the manufacturing and marketing of pharmaceutical products. The effects of government regulation on our potential products are far-reaching, and include

     o        possible delays in or denials to market them,
     o        costly procedural requirements may be imposed upon our activities,
     o competitive advantages may be obtained by companies with greater resources or experience,
     o possible limitations imposed on the indicated use for which they may be marketed and
     o continual review and periodic inspection of the manufacturing facilities for them.

The regulatory standards are applied stringently by the FDA and other regulatory authorities and failure to comply can, among other things, result in fines, denial or withdrawal of regulatory approvals, product recalls or seizures, operating restrictions and criminal prosecution.

         Teat sanitizers, although considered animal drugs by the FDA, do not currently require clearance by the FDA prior to marketing. The FDA, however, issued draft guidelines in 1993 governing teat dips and no assurance can be given that clearance by the FDA will not be required in the future. Required compliance with these guidelines or other FDA requirements which may be adopted, would have a significant adverse effect on the marketing of IodoZyme and, consequently, on our results of operations.

         As with many biotechnology and pharmaceutical companies, we are subject to numerous environmental and safety laws and regulations. Any violation of, and the cost of compliance with, these regulations could materially adversely affect our business, operating results and financial condition.

We are dependent on the continued employment of our executive officers

         We are highly dependent upon the efforts of our senior management and scientific team, including the services of Dr. Jack H. Kessler, the Chief Executive Officer, Chief Scientific Officer, Secretary and Chairman of the Board of Directors, and Paul C. Desjourdy, the President, Chief Operating Officer, Chief Financial Officer, General Counsel, Treasurer and a director of Symbollon. Losing the services of one or both of these individuals might impede the achievement of our development objectives and could have a material adverse effect on our business. Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. Major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions compete intensely for qualified personnel in our field of activity. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Loss of the services of, or failure to recruit, key scientific and technical personnel could adversely affect our business, operating results and financial condition.

We have no marketing experience within our company

         We have granted marketing rights to our collaborative partners with respect to products developed based on our technology, and we intend to rely on similar arrangements with others for the marketing and distribution of our products currently under development, including IoGen, if and when successfully developed and approved by applicable regulatory agencies. This results, and will result, in our not having control over some or all of the marketing and distribution of these products. Although we have no present plans to do so, we may, in the future, determine to directly market certain of our proposed products. We have no marketing experience and significant additional capital expenditures and management resources would be required to develop a direct sales force. In the event we elect to engage in direct marketing activities, there can be no assurance that we can obtain the requisite funds or attract and retain the human resources necessary to successfully market any products.

We have limited manufacturing experience within our company

         IodoZyme is currently produced through a combination of internal manufacturing activities and external contract manufacturers. We have granted manufacturing rights to Bausch & Lomb with respect to products developed under our collaboration, and we intend to rely on similar arrangements with others for the manufacturing of our products currently under development, if and when successfully developed and approved by applicable regulatory agencies. Our dependence on third parties for manufacturing may adversely affect our ability to develop and deliver products on a timely and competitive basis. If we are unable to develop or contract for manufacturing on acceptable terms, our ability to conduct preclinical and clinical trials with our drug candidates will be adversely affected. This could result in delays in the submission of drug candidates for regulatory approvals or in the initiation of new development programs, which in turn could materially impair our competitive position and the possibility of achieving profitability.

         Except for limited experience regarding IodoZyme, we have no experience with the manufacture of any of our products or proposed products. In the event we continue to perform our current IodoZyme manufacturing activities in-house, additional manufacturing space and equipment may be necessary beyond 1999 if our product volume increases. In addition, if we undertake to directly manufacture any of our proposed products, we will be required to attract and retain experienced personnel to develop a manufacturing capability and to comply with extensive government regulations with respect to our facilities, including among others, the FDA manufacturing requirements. We may not be able to successfully establish appropriate manufacturing operations.

Our proposed drug candidates will be impacted by cost reimbursement and drug pricing uncertainty

         The successful commercialization of, and the interest of potential collaborative partners to invest in, the development of our drug candidates will depend substantially on reimbursement of the costs of the resulting products and related treatments at acceptable levels from government authorities, private health insurers and other organizations, such as health maintenance organizations. Reimbursement in the United States or elsewhere may not be available for any products we may develop or, if available, may be decreased in the future. Limited reimbursement amounts may reduce the demand for, or the price of, our products, thereby adversely affecting our business. If reimbursement is not available or is available only to limited levels, we may not be able to obtain collaborative partners who will manufacture and commercialize our products, or we may not be able to obtain a sufficient financial return on our own manufacture and commercialization of any future products.

         Third-party payers are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which can control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government  insurance  programs,  may result in lower prices for  pharmaceutical products. The cost containment measures that health care providers are instituting, and the effect of any health care reform, could materially adversely affect our ability to sell any of our products if successfully developed and approved. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business.

Drug development and commercialization is subject to potential product liability

         Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. The use of our drug candidates in clinical trials may expose us to product liability claims and possible adverse publicity. These risks will expand with respect to our drug candidates, if any, that receive regulatory approval for commercial sale. Product liability insurance for the biotechnology industry is generally expensive, if available at all. Such coverage is becoming increasingly expensive and we may not be able to retain insurance coverage at acceptable costs or in a sufficient amount. A product liability claim could adversely affect our business, operating results or financial condition.

Our technology has material incompatibility issues

         An important aspect of our present and future product candidates is that they must be compatible with the surfaces with which they come into contact. We have ceased efforts to develop a microbicide for dental handpieces and renal control units as a result of staining and corrosion caused by required microbicide formulations, and we have encountered problems of staining in connection with our efforts to develop a high level disinfectant for flexible endoscopes. We continue to investigate the balance between the level of efficacy and the need to avoid staining and corrosion. For any proposed product applications, staining or corrosion from a product candidate could be sufficient to limit or forestall regulatory approval or, if approved, could adversely affect market acceptance of such product. We might not be successful in overcoming any problems of materials incompatibility.

We use hazardous materials in our development and commercial efforts

         Our manufacturing and development activities involve the controlled use and shipment of hazardous chemicals and other materials. Although we believe that our safety procedures for handling, shipping and disposing of such materials comply with the standards prescribed by federal, state and local regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed the our resources. There can be no assurance that current or future environmental or transportation laws, rules, regulations or policies will not have a material adverse effect on us.

We can issue preferred stock without stockholder approval and we have a classified Board of Directors

         Our Certificate of Incorporation, as amended, authorizes the issuance of 5,000,000 shares of preferred stock on terms which may be fixed by our Board of Directors without further stockholder action. The terms of any series of preferred stock, which may include priority claims to assets and dividends, and special voting rights, could adversely affect the rights of holders of the common stock. The issuance of such preferred stock could make a takeover of our company or the removal of our management more difficult, discourage hostile bids for control of our company in which stockholders may receive premiums for their shares of common stock, or otherwise dilute the rights of holders of common stock and the market price of the common stock. There are no shares of preferred stock outstanding. Although we have no current plans to issue any shares of preferred stock, there can be no assurance that we will not do so in the future.

         Our Board of Directors is divided into three classes, with only one class being elected each year and each elected director to serve three years. This could discourage efforts to obtain control of our company. It makes it more difficult for stockholders to change the composition of the Board in a relatively short period of time since at least two Annual Meetings of Stockholders will be required to effect a change in the majority of the members.

We are a development stage company with a volatile stock price

         The market prices for securities of emerging and development stage companies in general, and biopharmaceutical companies in particular, have historically been highly volatile. Future announcements concerning us or our competitors, including the results of testing, technological innovations or new commercial products, government regulations, developments concerning proprietary rights, litigation or public concern as to safety of products developed by us or others, may have a significant adverse impact on the market price of our securities. Over the last 12 months our stock price has ranged from $14.00 to $1.75.

         The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance.

Trading in our stock has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

         The average daily trading volume in our common stock was approximately 16,600 shares and the average daily number of transactions was approximately 30 over the last three months. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

The issuance of additional shares could adversely effect the market price of our stock

         Warrants to purchase 897,675 shares of common stock and options to purchase 1,084,895 shares of common stock are currently outstanding. All of the warrants and many of the options are currently exercisable. These options and warrants are likely to be exercised at a time when we might be able to obtain additional equity capital on more favorable terms. We have the right to redeem the warrants if the average closing bid price of our common stock as quoted by Nasdaq over twenty successive trading day is equal to or greater than:

                    Between                                  Closing Bid Price
                    -------                                  -----------------
         August 10, 1999 to August 9, 2000                          $5.00
         August 10, 2000 to August 9, 2001                          $6.00
         August 10, 2001 to August 9, 2002                          $7.00
         August 10, 2002 to August 9, 2003                          $8.00

         Each of the above prices is $1 higher if our common stock is reported in the over-the-counter market rather than quoted on Nasdaq. On the date of this prospectus, the exercise price of the warrants is below the market price for the shares and we would be permitted to give notice of the redemption of the warrants. A redemption notice would probably cause the warrants to be exercised and the underlying shares of our common stock to be issued at prices below the then market price of our common stock. While these options and warrants are outstanding, they may adversely affect the terms on which we could obtain additional capital. If the holders of these outstanding options and warrants sell the common stock received upon exercise, it is likely to have a negative effect on the market price of our common stock, particularly in light of the limited trading volume for our common stock.

         In addition, we may have to sell more equity securities in the future to obtain operating funds. We may sell these securities at a discount to the market price. Any future sales of equity securities will dilute the holdings of existing stockholders, possibly reducing the value of your investment.

We could be delisted from the Nasdaq SmallCap Market.

         In order to qualify for continued listing on the Nasdaq SmallCap Market, we must, among other things, have net tangible assets of at least $2,000,000. At December 31, 1999, our balance sheet showed total assets of $3,360,579 and stockholders' equity of $2,673,656. Since we are expecting continuing losses during 2000, we may not be able to meet the continued listing criteria of the Nasdaq SmallCap Market unless we receive sufficient funds to maintain our net tangible assets. If our shares of common stock are delisted from the Nasdaq SmallCap Market, trading, if any, in the common stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or, if then available, the "OTC Bulletin Board Service." As a result, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our securities.

Our common stock will be adversely effected if it becomes subject to penny stock rules

         If our common stock is removed from the Nasdaq SmallCap Market, it may become subject to the SEC's "penny stock" rules which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by these rules, a broker-dealer must make a special suitability determination for the purchase and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, the rules require delivery of a risk disclosure document relating to the penny stock market prior to any such transaction. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may affect the ability of broker-dealers to sell our common stock and may affect the ability of purchasers in this offering to sell any of their shares in the secondary market.

We do not anticipate paying dividends

         We have never paid any cash dividends on our common stock and do not anticipate the payment of cash dividends in the foreseeable future.

Substantial influence of market makers

         There are a limited number of market makers which currently make a market in our common stock and our common stock is thinly traded. Consequently, these market makers may exert a dominating influence on the market for our common stock. Such market-making activity may be discontinued at any time. The price and liquidity of our common stock may be significantly affected by the degree of any current market maker's participation in the market.

                                 USE OF PROCEEDS

            All of the common stock covered by this prospectus is being sold by the selling stockholders. We will not receive any of the proceeds from those sales.

            If all of the 897,675 warrants whose underlying shares are being registered for resale are exercised at their current $3.00 exercise price, we will receive net proceeds from such exercise of approximately $2,693,000. The exercise price increases by $1.00 annually, up to $6.00. The proceeds from the exercise of the warrants would used for working capital and other general corporate purposes.

                              SELLING STOCKHOLDERS

            This prospectus covers offers and sales by the selling stockholders of the shares of our common stock, including shares issuable upon exercise of warrants, issued in our 1999 private placement.

            In the private placement, we offered to accredited investors units, at a price of $1.75 per unit, consisting of one share of common stock and one warrant. Each warrant is exercisable for a four year period expiring August 10, 2003 to purchase one share of common stock at an exercise price (subject to adjustment) of $3.00 during the first year, $4.00 during the second year, $5.00 during the third year and $6.00 during the fourth year. We sold a total of 836,685 units. In addition, pursuant to our obligation to the placement agent for the offering, Indianapolis Securities, Inc., we issued an aggregate of 60,990 warrants (some of which warrants were transferred by the placement agent to certain of its employees). These warrants were issued as a portion of the placement agent's compensation, in addition to paying $106,733 (in the aggregate) as a 10% cash commission to the placement agent for units sold by it.

            The table below lists the selling stockholders, shows the shares of common stock beneficially owned by each of the selling stockholders as of March 31, 2000 and the shares offered for resale by each of the selling stockholders. Beneficial ownership includes shares which the selling stockholders can acquire upon exercise of the warrants (all of which are currently exercisable) or of options exercisable currently or within 60 days after March 31, 2000. Our registration of these shares does not necessarily mean that any selling stockholder will sell all or any of its shares of common stock. The "Beneficial Ownership After Offering" columns in the table assume that all shares covered by this prospectus will be sold by the selling stockholders and that no additional shares of common stock are bought or sold by any selling stockholder. Except for Indianapolis Securities, Inc., or as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationships with us.

            The information provided in the table below is from the selling stockholders, reports furnished to us under rules of the SEC, and our stock ownership records.

                                                                                                          Beneficial
                                             Beneficial Ownership Prior to Offering                     Ownership After
                                                                                                           Offering
                                       ---------------------------------------------------             ------------------
                                                                                             Total
                                                       Shares     Total Shares   % of      Number of
                                                     Underlying     Ownership    Total       Shares
     Name of Selling Stockholder       Shares (1)     Warrants                    Shares    Offered     Shares      %
-------------------------------------- ------------ ------------- -------------- --------- ----------- ---------- -------
Richard M. & Tina D. Lilly (2)             286,110        75,110        361,220      9.6%      97,210    264,010    7.1%
Mary Beth Cooney                             6,700         6,700         13,400         *      13,400        -0-       *
Ferdie A. & Ursula M. Falk                   6,000         6,000         12,000         *      12,000        -0-       *
KG Associates                               26,000        26,000         52,000      1.4%      52,000        -0-       *
Charles R. Behrmann                         13,600        10,000         23,600         *      20,000      3,600       *
Richard P. Morgenstern (3)                 127,500       127,500        255,000      6.7%     255,000        -0-       *
Alan S. Morgenstern 1994 Trust              45,000        45,000         90,000      2.4%      90,000        -0-       *
Carol E. Morgenstern (4)                    90,000        90,000        180,000      4.9%     180,000        -0-       *
Pure Holdings, LP                           30,000        30,000         60,000      1.6%      60,000        -0-       *
Star Investments, LP                        30,000        30,000         60,000      1.6%      60,000        -0-       *
Paul and Carol McHugh Cole                  26,000        26,000         52,000      1.4%      52,000        -0-       *
Eugene Lieberstein (5)                      35,016        15,000         50,016      1.3%      30,000     20,016       *
Norman Alpert (6)                            7,500         7,500         15,000         *      15,000        -0-       *
Edward Klimerman and Janet C. Walden
(7)                                          2,500         2,500          5,000         *       5,000        -0-       *
Thomas L. Hansberger                        20,000        20,000         40,000      1.1%      40,000        -0-       *
Judith W. Schrafft                           4,000         4,000          8,000         *       8,000        -0-       *
Robert Kiken                                10,000        10,000         20,000         *      20,000        -0-       *
Kenneth M. Kiken                            22,000        10,000         32,000         *      20,000     12,000       *
Norman P. Kiken                             10,000        10,000         20,000         *      20,000        -0-       *
Assaf Family Trust                          14,000        14,000         28,000         *      28,000        -0-       *
Warren M. Knight                            25,000         4,000         29,000         *       8,000     21,000       *
Russell R. Desjourdy (8)                    20,000        20,000         40,000      1.1%      40,000        -0-       *
Gopen Family Trust                          50,000        50,000        100,000      2.7%     100,000        -0-       *
Brett P. & Mary Sheila Smith                17,500        17,500         35,000         *      35,000        -0-       *
Matthew A. Frinzi                           10,000        10,000         20,000         *      20,000        -0-       *
Jan McArt                                   20,200        20,200         40,400      1.1%      40,400        -0-       *
Paul C. Desjourdy (9)                      288,054        10,000        298,054      7.6%      20,000    278,054    7.1%
Peter K. and Jill Boli                      19,885        14,285         34,170         *      28,570      5,600       *
Eileen Botfeld                               5,000         5,000         10,000         *      10,000        -0-       *
Jane A. & Barron G. Postmus                 10,000        10,000         20,000         *      20,000        -0-       *
Western Investment Corporation              50,000        15,000         65,000      1.8%      30,000     35,000       *
Merrick Management Corporation              15,000        15,000         30,000         *      30,000        -0-       *
Tony and Carmen Chamoun                      5,000         5,000         10,000         *      10,000        -0-       *
George Kottler                               9,000         9,000         18,000         *      18,000        -0-       *
Stanley and Lesley Berkovitz                10,000        10,000         20,000         *      20,000        -0-       *
Edwin W. and Ellen A. Harley                 3,000         3,000          6,000         *       6,000        -0-       *
Carl J. Domino                              20,000        20,000         40,000      1.1%      40,000        -0-       *
Ronald C. & Pamela A. Retterath              3,000         3,000          6,000         *       6,000        -0-       *
Ronald L. and Sheila L. Miller              20,000        20,000         40,000      1.1%      40,000        -0-       *
Robert B. Forsyth                            3,400         3,400          6,800         *       6,800        -0-       *
Herbert J. Stangl Trust                     10,000        10,000         20,000         *      20,000        -0-       *
Roger D. Bensen                             68,800        50,000        118,800      3.2%     100,000     18,800       *
Indianapolis Securities, Inc. (10)             -0-        14,748         14,748         *      14,748        -0-       *
Ian G. Walker (11)                             -0-         6,480          6,480         *       6,480        -0-       *
Ann Greene (11)                                -0-         1,500          1,500         *       1,500        -0-       *
---------------------------------------------------------------

*        Less than 1% of the common stock outstanding.
(1)      Exclusive of shares underlying warrants.

(2) Includes shares owned by Mr. Lilly's revocable trust dated December 1, 1989 and includes 10,000 shares owned by his children. Also, includes 38,262 placement agent warrants transferred to Mr. and Mrs. Lilly by Indianapolis Securities, Inc. and another 14,748 placement agent warrants owned by Indianapolis Securities, Inc., which Mr. Lilly may be considered to beneficially own. As described in the "Selling Stockholders" section, Indianapolis Securities, Inc. was placement agent for our 1999 private placement and received warrants as part of its compensation.
(3) Includes shares owned by Mr. Morgenstern's living trust and includes 67,500 shares of common stock and 67,500 warrants owned by Mr. Morgenstern's children.
(4) Includes 45,000 shares of common stock and 45,000 warrants owned by Ms. Morgenstern's children.
(5) Mr. Lieberstein is a Symbollon director and provides legal services to us. Includes currently exercisable options to purchase 7,916 shares of common stock.
(6) Mr. Alpert is a member of RubinBaum LLP, which provides legal services to us.
(7) Mr. Klimerman is a member of RubinBaum LLP, which provides legal services to us.
(8)      Russell Desjourdy is the brother of our President, Paul C. Desjourdy.
(9) Mr. Desjourdy is our President, Chief Operating Officer, Chief Financial Officer, General Counsel and Treasurer, and he is also a Symbollon director. Includes currently exercisable options to purchase 232,854 shares of common stock.
(10)     See note 1.
(11) Employee of Indianapolis Securities, Inc. and transferee of a portion of its placement agent warrants.

                              PLAN OF DISTRIBUTION

         We are registering the common stock covered by this prospectus for the selling stockholders pursuant to a registration right granted to the selling stockholders. The selling stockholders have indicated that they are acting independently from us in determining the manner and extent of sales of the shares of our common stock. These shares may be sold or distributed from time to time by the selling stockholders, by their donees, pledgees and transferees or by their other successors in interest. Such sales may be made in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, hedging transaction, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. Sales of shares in the over-the-counter market involving brokers or dealers may be by means of one or more of the following transactions:

         o in a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus; and

         o in ordinary brokers' transactions and transactions in which the broker solicits purchasers.

         The selling stockholders have advised us that they have made no arrangements or agreements with any underwriters, brokers or dealers regarding the resale of the common stock prior to the effective date of this prospectus. The selling stockholders may pay commissions or allow discounts to any brokers or dealers participating in the resale of the common stock, which commissions or discounts may be less than or in excess of the customary rates of such brokers or dealers for similar transactions.

         We have agreed to pay the fees and expenses of registering the common stock, including the reasonable fees and disbursements of persons retained by us; however, we will not pay the commissions and discounts of underwriters, dealers or agents.

         The selling stockholders also may sell these shares in accordance with Rule 144 under the Securities Act of 1933.

         The participating selling stockholders and any underwriters, brokers or dealers engaged by them may be deemed underwriters, and any profits on sales of the common stock by them and any discounts, commissions or concessions received by any selling stockholder or underwriter, broker or dealer may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

         If the selling stockholder notifies us that a material arrangement has been entered into with an underwriter, broker or dealer for the sale of the common stock through a secondary distribution or a purchase by an underwriter, broker or dealer, a supplemented prospectus will be filed, if required, disclosing such of the following information as we believe is appropriate:

     o the name of each such selling stockholder and of the participating underwriter, broker or dealer;
     o   the number of shares of common stock involved;
     o   the price at which  such  common  stock  was  sold;
     o   the commissions paid or discounts or concessions   allowed  to  such
         underwriter,  broker or dealer;
     o where applicable, that such broker or dealer did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus; and
     o   other facts material to the transaction.

         We have agreed to indemnify the selling stockholders against certain liabilities relating to resale of the common stock under the Securities Act of 1933. Each of the selling stockholders has agreed to indemnify us (and our officers and directors and any person that controls us) against such liabilities to the extent resulting from untrue statements or omissions in the prospectus or registration statement based on written information furnished by the selling
stockholder   specifically   for  use  in  preparing  this   prospectus  or  the
registration statement. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors or officers, or persons that control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

         Although all of the shares are being registered for public sale, the sale of any or all of such shares by the selling stockholders may depend on the sale price of such shares and market conditions generally prevailing at the time. We are unable to predict the effect which sales of the common stock offered hereby might have upon our ability to raise further capital.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirement of the Securities Act of 1933 and the rules promulgated thereunder. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market.

            In order to comply with certain states' securities laws, if applicable, the common stock will be sold in these states only through registered or licensed brokers or dealers. In addition, in certain states, the shares of common stock may not be sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and complied with.

                                  LEGAL MATTERS

            For purpose of this offering, RubinBaum LLP, New York, New York, is giving an opinion on the validity of the common stock offered by this prospectus. Messrs. Alpert and Klimerman are members of RubinBaum LLP and also are selling stockholders hereunder.
See "Selling Stockholders."

                                     EXPERTS

            The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                              SYMBOLLON CORPORATION

                    1,734,630 SHARES OF CLASS A COMMON STOCK

                                   PROSPECTUS

                                 _________, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

            The following table sets forth the costs and expenses, other than any underwriting discounts and commissions, payable in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee.

            SEC Registration and filing fee                            $  2,727
            Printing fees                                                 1,000
            Accounting fees and expenses                                  1,500
            Legal fees and expenses                                       4,000
            Miscellaneous                                                   773
                                                                     ----------
            Total                                                       $10,000
                                                                        =======

Item 15.    Indemnification of Directors and Officers.

         Reference is made to Section 145 of the Delaware General Corporation Law (the "DGCL"), Article TENTH of the Registrant's Certificate of Incorporation, as amended (Exhibit 3.1), Article VIII of the Registrant's By-Laws, as amended (Exhibit 3.2) and the Indemnification Agreements entered into with certain of the Registrant's directors and officers (Exhibit 10.5).

         Section 145 of the DGCL generally provides that a corporation is empowered to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving, at the request of the corporation, in any of such capacities with another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed in or not opposed to the best interests of the corporation, and with, respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action or suit by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court having jurisdiction shall determine that such person is fairly and reasonably entitled to indemnity. This statute describes in detail the right of the Registrant to indemnify any such person.

         Pursuant to Article NINTH of the Registrant's Certificate of Incorporation and Article VIII of the Registrant's By-Laws, the Registrant shall indemnify, to the fullest extent permitted by the DGCL, any person, including officers and directors, with regard to any action or proceeding.

         The Registrant has entered into an indemnification agreement with its directors and officers. Such agreement provides that the Registrant will indemnify the indemnitee to the fullest extent permitted by applicable law against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of his performance of his duties as a director or officer of the Registrant other than an action initiated by a director or officer. Such indemnification is available if the indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

         Under such indemnification agreement, the entitlement of a director or officer to indemnification is determined by a majority vote of a quorum of disinterested directors, or if such quorum either is not obtainable or so directs, by independent counsel or by the stockholders or the Registrant, as determined by such quorum of disinterested directors. Under certain circumstances, a party to the indemnification agreement is conclusively presumed to have met the applicable statutory standard of conduct unless the Registrant's Board of Directors, stockholders or independent legal counsel determine that the relevant standard has not been met. If a change of control of the Registrant has occurred, the entitlement of such director or officer to indemnification is determined by independent counsel selected by such director or officer, unless such director or officer requests that either the Board of Directors or the stockholders make such determination.

         The Registrant currently has Director and Officer liability insurance which covers, among other things, certain liabilities arising under the Securities Act.

         The agreement with the selling stockholders pursuant to which this Registration Statement is being filed provided that each selling stockholder will indemnify and hold harmless the Registrant, its directors and officers and any controlling person of the Registrant from and against, and will reimburse the Registrant, its directors and officers, and any such controlling person with respect to, any and all loss, damage, liability, cost or expense to which the Registrant or any controlling person may become subject under the Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in strict conformity with written information furnished by or on behalf of such selling stockholders specifically for use in the preparation thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. See Item 17. "Undertakings."

Item 16.    Exhibits

            (a) Exhibit

Number      Description

3.1 Amended Certificate of Incorporation of the Company; including Certificate of Designations, Preferences and Rights of Series
         A Preferred Stock of the Company. (previously filed as exhibit 3.1 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference.)

3.2 Amended By-Laws of the Company. (previously filed as exhibit 3.2 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference.)

3.3 Agreement of Merger, dated as of August 4, 1993, between the Company and Symbollon Corporation, a Massachusetts corporation (including Certificate of Merger and other state filings). (previously filed as exhibit number 3.3 of the Registration Statement (the "Registration Statement") on Form SB-2 (Registration No. 33-68828) filed on November 24, 1993 and declared effective on December 7, 1993, and incorporated by reference.)

4.1 Form of Specimen Class A Common Stock Certificate. (previously filed as exhibit number 4.2 of the Registration Statement and incorporated by reference.)

4.2 Form of Stock Restriction Agreement among the Company, the Class B Stockholders and the Underwriter. (previously filed as exhibit number
         4.4 of the Registration Statement and incorporated by reference.)

5.1      Opinion by RubinBaum LLP *

10.1 1993 Stock Option Plan of the Company, as amended. (previously filed as exhibit 10.1 to Form 10-QSB for the quarter ended
         June 30, 1999 and incorporated by reference.)

10.2 Employment Agreement, dated December 14, 1999, between the Company and Paul C. Desjourdy. (previously filed as exhibit number 10.2 to Form 10-KSB for the year ended December 31, 1999 and incorporated by reference.)

10.3 Employment Agreement, dated December 14, 1999, between the Company and Dr. Jack H. Kessler (previously filed as exhibit number 10.3 to Form 10-KSB for the year ended December 31, 1999 and incorporated by reference.)

10.4 Commercial Lease dated June 5, 1997, between Pine Street Realty Trust and the Company. (previously filed as exhibit number 10.18 to Form 10-QSB for the quarter ended June 30, 1997 and incorporated by reference.)

10.5 Form of Indemnification Agreement between the Company and each officer and director of the Company. (previously filed as exhibit number 10.6 of the Registration Statement and incorporated by reference.)

10.6 Marketing and Supply Agreement, dated January 11, 1995 between the Company and West Agro. (previously filed as exhibit number 10.1 to Form 8-K of the Registrant dated January 11, 1995 and incorporated by reference). **

10.7 Agreement, dated August 31, 1992 among the Company, Dr. Jack H. Kessler and Dr. Robert Rosenbaum. (previously filed as exhibit number
         10.8 of the Registration Statement and incorporated by reference.)

10.8 Form of Stock Option Agreement to be entered into between the Company and each option holder. (previously filed as exhibit number 10.10 to Form 10-KSB for the year ended December 31, 1993 and incorporated by reference.)

10.9 1994 Employee Stock Purchase Plan of the Company. (incorporated by reference to Exhibit B to the Company's 1994 Annual Stockholders Meeting Proxy Statement filed under cover of Schedule 14A dated
         May 4, 1994.)

10.10 1995 Non-Employee Directors' Stock Option Plan of the Company. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended June 30, 1995 and incorporated by reference.)

10.11 Collaboration and Sale/License Agreement, dated August 4, 1997, between the Company and Bausch & Lomb Pharmaceuticals, Inc. (previously filed as exhibit number 10.19 to Form 10-QSB for the quarter ended June 30, 1997 and incorporated by reference.) **

10.12 Stock Purchase Agreement, dated August 4, 1997, between the Company and Bausch & Lomb Pharmaceuticals, Inc. (previously filed as exhibit number
         10.20 to Form 10-QSB for the quarter ended June 30, 1997 and incorporated by reference.)

10.13 Form of Subscription Agreement, dated as of August 10, 1999, between the Company and the purchasers of Units (previously filed as exhibit number 10.14 to Form 10-QSB for the quarter ended September 30, 1999 and incorporated by reference.)
10.14 Form of Redeemable Warrant for the purchase of shares of Class A Common Stock, dated as of August 10, 1999, issued to purchasers of Units (previously filed as exhibit number 10.15 to Form 10-QSB for the quarter ended September 30, 1999 and incorporated by reference.)

23.1     Consent by BDO Seidman, LLP *

23.3     Consent by RubinBaum LLP (included in Exhibit 5.1) *

24.1 Power of Attorney (included on the signature page of this registration statement) *
--------------------------------------------------------------------------------

*        Filed herewith.
** Indicates that material has been omitted and confidential treatment has been granted or requested therefor. All such omitted material has been filed separately with the Commission pursuant to Rule 24b-2.


Item 17.    Undertakings.

            The registrant will:

            (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                   (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                   (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) Include any additional or changed material information on the plan of distribution;

provided, however, that paragraphs (1)(i) and (1)(ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

            (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

            The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant small business issuer of expenses incurred or paid by a director, officer or controlling person of the registrant small business issuer in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Framingham, Commonwealth of Massachusetts, on April 24, 2000.

                                                SYMBOLLON CORPORATION

                                                By  /s/ Paul C. Desjourdy
                                                   -----------------------------
                                                   Paul C. Desjourdy, President

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Paul C. Desjourdy and Jack H. Kessler and each of them, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

     Signature                      Title                             Date

/s/ Jack H. Kessler          Chief Executive Officer,            April 24, 2000
--------------------------   Chief Scientific Officer,
   Jack H. Kessler           Secretary and Chairman
                             of the Board of Directors
                             (Principal Executive Officer)

/s/ Paul C. Desjourdy        President, Chief Operating Officer, April 24, 2000
--------------------------   Treasurer, General Counsel, Chief
   Paul C. Desjourdy         Financial Officer, and Director (Principal
                             Financial and Accounting Officer)


/s/ James C. Richards        Director                            April 24, 2000
--------------------------
   James C. Richards

/s/ Richard F. Maradie        Director                           April 24, 2000
--------------------------
  Richard F. Maradie

/s/ Eugene Lieberstein        Director                           April 24, 2000
--------------------------
   Eugene Lieberstein

                                INDEX TO EXHIBITS

3.1 Amended Certificate of Incorporation of the Company; including Certificate of Designations, Preferences and Rights of Series
         A Preferred Stock of the Company. (previously filed as exhibit 3.1 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference.)
3.2 Amended By-Laws of the Company. (previously filed as exhibit 3.2 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference.)
3.3 Agreement of Merger, dated as of August 4, 1993, between the Company and Symbollon Corporation, a Massachusetts corporation (including Certificate of Merger and other state filings). (previously filed as exhibit number 3.3 of the Registration Statement (the "Registration Statement") on Form SB-2 (Registration No. 33-68828) filed on November 24, 1993 and declared effective on December 7, 1993, and incorporated by reference.)
4.1 Form of Specimen Class A Common Stock Certificate. (previously filed as exhibit number 4.2 of the Registration Statement and incorporated by reference.)
4.2 Form of Stock Restriction Agreement among the Company, the Class B Stockholders and the Underwriter. (previously filed as exhibit number
         4.4 of the Registration Statement and incorporated by reference.)
5.1      Opinion by RubinBaum LLP. *
10.1 1993 Stock Option Plan of the Company, as amended. (previously filed as exhibit 10.1 to Form 10-QSB for the quarter ended
         June 30, 1999 and incorporated by reference.)
10.2 Employment Agreement, dated December 14, 1999, between the Company and Paul C. Desjourdy. (previously filed as exhibit number 10.2 to Form 10-KSB for the year ended December 31, 1999 and incorporated by reference.)
10.3 Employment Agreement, dated December 14, 1999, between the Company and Dr. Jack H. Kessler. (previously filed as exhibit number 10.3 to Form 10-KSB for the year ended December 31, 1999 and incorporated by reference.)
10.4 Commercial Lease dated June 5, 1997, between Pine Street Realty Trust and the Company. (previously filed as exhibit number 10.18 to Form 10-QSB for the quarter ended June 30, 1997 and incorporated by reference.)
10.5 Form of Indemnification Agreement between the Company and each officer and director of the Company. (previously filed as exhibit number 10.6 of the Registration Statement and incorporated by reference.)
10.6 Marketing and Supply Agreement, dated January 11, 1995 between the Company and West Agro. (previously filed as exhibit number 10.1 to Form 8-K of the Registrant dated January 11, 1995 and incorporated by reference). **
10.7 Agreement, dated August 31, 1992 among the Company, Dr. Jack H. Kessler and Dr. Robert Rosenbaum. (previously filed as exhibit number 10.8 of the Registration Statement and incorporated by reference.)
10.8 Form of Stock Option Agreement to be entered into between the Company and each option holder. (previously filed as exhibit number 10.10 to Form 10-KSB for the year ended December 31, 1993 and incorporated by reference.)
10.9 1994 Employee Stock Purchase Plan of the Company. (incorporated by reference to Exhibit B to the Company's 1994 Annual Stockholders Meeting Proxy Statement filed under cover of Schedule 14A dated May 4, 1994.)
10.10 1995 Non-Employee Directors' Stock Option Plan of the Company. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended June 30, 1995 and incorporated by reference.)
10.11 Collaboration and Sale/License Agreement, dated August 4, 1997, between the Company and Bausch & Lomb Pharmaceuticals, Inc. (previously filed as exhibit number 10.19 to Form 10-QSB for the quarter ended June 30,
         1997 and incorporated by reference.)   **
10.12 Stock Purchase Agreement, dated August 4, 1997, between the Company and Bausch & Lomb Pharmaceuticals, Inc. (previously filed as exhibit number
         10.20 to Form 10-QSB for the quarter ended June 30, 1997 and incorporated by reference.)
10.13 Form of Subscription Agreement, dated as of August 10, 1999, between the Company and the purchasers of Units (previously filed as exhibit number 10.14 to Form 10-QSB for the quarter ended September 30, 1999 and incorporated by reference.)
10.14 Form of Redeemable Warrant for the purchase of shares of Class A Common Stock, dated as of August 10, 1999, issued to purchasers of Units (previously filed as exhibit number 10.15 to Form 10-QSB for the quarter ended September 30, 1999 and incorporated by reference.)
23.1     Consent of BDO Seidman, LLP *
23.2     Consent by RubinBaum LLP (included in Exhibit 5.1) *
24.1 Power of Attorney (included on the signature page of this registration statement) *
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*        Filed herewith.
** Indicates that material has been omitted and confidential treatment has been granted or requested therefor. All such omitted material has been filed separately with the Commission pursuant to Rule 24b-2.

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